Exhibit 99.3

July 29, 2016

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Government of Prince Edward Island, Office of the Superintendent of Securities

Service NL, Financial Services Regulation Division

Government of the Northwest Territories, Office of the Superintendent of Securities

Government of Yukon, Office of the Superintendent of Securities

Government of Nunavut, Office of the Superintendent of Securities

Dear Sirs:

Re:	Intellipharmaceutics International Inc. (“the Company”)
Notice of Change of Auditor Pursuant to NI 51-102 (Part 4.11)

In accordance with Section 4.11 of National Instrument 51-102, we have reviewed the Company’s Notice of Change of Auditor (“the Notice”) dated July 28, 2016. Based on our information as of this date, we agree with the Statements #1 through #4 contained in the Notice. We have no basis to agree or disagree with Statement #5 contained in the Notice.

Yours truly,

Chartered Professional Accountants,

Licensed Public Accountants